Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

December 27, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen

Re:	Keane Group, Inc.
Registration Statement on Form S-1
Filed December 14, 2016
File No. 333-215079 (the “Registration Statement”)

Dear Ms. Nguyen:

On behalf of Keane Group, Inc. (the “Company”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated December 23, 2016, concerning the Registration Statement (the “Comment Letter”), and respond below.

As discussed with the Staff, we also respectfully submit to the Staff on a supplemental basis the attached proposed changes to the Registration Statement, attached as Appendix A (“Amendment No. 1”). The proposed changes reflect, among other things, revisions in response to the comments below.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Registration Statement. Except as otherwise indicated, page references in our responses to the Staff’s comments correspond to the pagination of Amendment No. 1. The Company’s responses to the Staff’s comments are as follows:

Prospectus Summary, page 1

Track Record of Providing Safe and Reliable Solutions, page 4

Securities and Exchange Commission

December 27, 2016

1.	We note your response to prior comment 2 and the disclosure on page 4. Please revise to explain the basis for the statement that you are among the safest service providers in the industry based on an achieved incident rate. If such statement is a belief of management, please revise to clarify.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Strong Balance Sheet and Disciplined Use of Capital, page 6

2.	Please revise to disclose your cash on hand as of September 30, 2016, as the information appears available. Also update the disclosure throughout the prospectus accordingly.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Efficiently Capitalizing on Industry Recovery, page 6

3.	We note your response to prior comment 2 and your supplemental support for the inclusion of the compound annual growth rate of 30% for the onshore stimulation sector. We further note that the compound annual growth rate for the onshore stimulation sector appears to be 9.9% from 2006 through 2020. Please balance your disclosure and clarify that the compound annual growth rate reflects a growth rate for selected points in time.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Anticipated Refinancing Transactions, page 10

4.	We note your responses to prior comments 5 and 16, and your revisions throughout regarding your “anticipated” refinancing transaction. However, we note your disclosures regarding anticipated financial covenants and restrictions on page 33. Please revise throughout to clarify that you may not be able to enter into refinancing transactions on similar terms.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

If a substantial number of shares becomes available for sale, page 39

5.	When known, please revise this risk factor to disclose the number of shares covered by the registration rights and shareholders’ agreement.

The Company advises the Staff that the number of shares to be covered by the registration rights and shareholders’ agreement is currently undetermined and that the Company intends to update the disclosure throughout the prospectus once the anticipated terms of the offering are available.

Securities and Exchange Commission

December 27, 2016

Financial Statements of Keane Group Holdings, LLC, page F-5

6.	We note in response to comment six you now include the notation “excluding depreciation and amortization shown separately” on the cost of services line item. Please confirm that the entire amount of depreciation and amortization that you report separately is attributable to cost of services, as indicated by the disclosure. If this is not the case, please revise the notation to include the amount of applicable depreciation and amortization that has been excluded from cost of services.

In addition, please comply with SAB Topic 11:B as it relates to cost of services presented in your audited financial statements for the years ended December 31, 2015 and 2014.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the amount of applicable depreciation and amortization that has been excluded from cost of services. The Company advises the Staff that it has complied with SAB Topic 11:B as it relates to cost of services presented in its audited financial statements for the years ended December 31, 2015 and 2014.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Joseph Klinko, the Securities and Exchange Commission

Jenifer Gallagher, the Securities and Exchange Commission

Jason Langford, the Securities and Exchange Commission

Gregory L. Powell, Keane Group, Inc.

Brian Coe, Keane Group, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

Appendix A